Exhibit 99.2

1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: and1 (902) 468-0614
Fax: and1 (902) 468-0631
www.gammongold.com

Gammon Gold Announces the Strategic Option of the Venus Property Located in the Prolific
Ocampo-Pinos Altos Gold and Silver Belt and Provides Update on Exploration

Halifax, May 6, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that the Company has entered into an option agreement for a 4,491 hectare block of claims north of the Ocampo Mine known as the Venus property, from Mexicana de Cobre, S.A. de C.V. (an operating subsidiary of Grupo México, S.A. de C.V. ). This option agreement not only increases Gammon land position by 40% in the prolific Ocampo and Pinos Altos belts, but could also host extensions of the Pinos Altos trend. Field mapping and sampling identified several targets for immediate follow up. A field program is underway, and a drilling program will be launched in the fourth quarter. Selected chip samples from individual structures sampled from surface and underground during Gammon’s initial evaluation are as follows:

Select Sample Results – Venus (April 2010) (1)(2)
Sample	Width	Gold	Silver	Au eq.	Structure
	(m)	g/t	g/t	(55:1) (3)
V-14	2.0	2.84	8	2.99	Roncesvalle
V-15	1.5	4.01	41	4.76	Roncesvalle
V-18	0.8	2.64	6	2.75	Roncesvalle
V-60	1.1	4.85	35	5.48	Balleza (Surface)
V-61	0.6	1.46	64	2.63	Balleza (Surface)
V-63	1.4	1.98	31	2.54	Balleza (Surface)
V-82	0.9	12.70	28	13.21	La Boleta (Ext. SE)
V-85	1.8	1.74	58	2.79	La Boleta (Ext. SE)
V-86	1.1	3.57	7	3.69	La Boleta (Ext. SE)

(1)	See Table 4 for additional 2010 sampling results
(2)

The Venus surface sampling information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Venus were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures. True widths have not been calculated.

(3)	Metallurgical recoveries and net smelter returns are assumed to be 100%

In addition to continued advances of building an expanded exploration pipeline, Gammon is pleased to provide an update on its exploration activities in Mexico. At Ocampo, work in the past month has discovered high-grade extensions to the San Amado Vein at depth, intersected high-grade mineralization in the Santa Juliana Vein, discovered high-grade mineralization at a new target area known as Molinas SW, and delineated high-grade mineralization in the Picacho and Conico open pits. Drilling at the El Cubo mine has discovered gold-silver mineralization on the South Villalpando target area, 800 metres south of any past mining or drilling and continues to identify encouraging vein widths and grades at the new discovery, the Puertocito target. Work on the new Mezquite project is progressing on schedule. The Company has completed a ground magnetic survey and expects to complete an IP program during the month of May.

“The addition of the Venus property into our growing project portfolio is a testament to the Company’s ability to continually seek business opportunities that could further augment our long-term growth strategy in North America. Additionally, we are very pleased to have a new business relationship with Mexico’s largest mining company, Grupo Mexico in addition to continuing our strong partnership with Peñoles at El Cubo.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. He continued, “The Company’s exploration program continues to deliver positive results at all our properties including new discoveries. Our efforts for the balance of 2010 will be focused on follow up drilling at recently identified targets, ongoing development at our key targets and launching strategic programs at our newly acquired projects, Venus and Mezquite.”

“At Ocampo, we have significantly advanced the development of our second underground mine, Santa Eduviges. In the past two months, we have completed 357 meters of access development and anticipate accessing development ore by early Q3. In addition, we will be completing open pit and underground designs on the Las Molinas discovery and we have commenced the development of the high-grade Belen vein discovery. At El Cubo, plans include the development of the Dolores/Capulin discoveries during the third quarter with a target of accessing ore by early 2011.” stated Chris Bostwick, Senior Vice President of Technical Services. “The success of our exploration program in the past two quarters has positioned the company well to increase reserves and resources in 2010 as all of these projects are exclusive of the 2009 year end reserves and resources that were released on March 30, 2010”

OCAMPO EXPLORATION UPDATE

From January 1 to April 30, 2010, the Company has completed 165 holes and 33,005 metres of drilling, divided into 95 holes for 18,027 metres of underground drilling and 70 holes for 14,978 metres in surface drilling.

2010 Ocampo Drilling Program
Area	Drilled Metres	Planned Metres
Underground Drilling	18,027	30,000
In-pit Drilling	909	4,800
New Target Drilling	14,069	35,500
Total Metres	33,005	70,300

At Ocampo, work completed in April has identified high-grade extensions to the San Amado Vein at depth, intersected high-grade mineralization in the Santa Juliana vein, discovered high-grade mineralization at the new Molinas SW target, and delineated high-grade mineralization in the Picacho and Conico Open Pits. (Table 1)

Ocampo Underground

The Company continues drilling in the Underground Mine with three core rigs currently operating and a fourth being mobilized. The best results have been from the San Amado and Belen (San Jose) Veins in the NE Underground Mine. Five holes drilled from the main 1611 level intersected ore-grade intercepts on the San Amado Vein, the best being hole OU-765 with one intercept of 2.0 metres grading 6.68 grams per tonne gold and 727 grams per tonne silver, or 19.89 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1. The Company continues to advance the San Amado exploration drift along strike, with drilling stations being established as progress continues.

There have also been nine new ore-grade drill intercepts from the underground mine on the San Jose Vein, below the 1580 metre elevation, below the historic Belen Mine, with the best being hole OU-750, with one intercept of 2.2 metres grading 3.54 grams per tonne gold and 404 grams per tonne silver, or 10.89 grams per tonne grams per tonne gold equivalent at a gold-to-silver ratio of 55:1. Three of the Belen holes (OU-750, OU-751, and OU-776) intersected a very well mineralized and previously unknown shear near existing infrastructure. Based on the results of this program, a previously undefined portion of the vein measuring approximately 110 metres in strike by 85 metres along dip now appears economical to mine and has warranted the extension of the sublevels in this area. These results augment previously reported results of drilling below the historic Belen Mine (Table 1). In summary, the San Jose drilling program, including Belen, has produced excellent results over 310 metres of strike length and 85 metres down dip.

With the advancement of the Santa Eduviges ore access ramp additional drilling platforms are being established to further define the orebody. An additional underground drill rig has been mobilized to add to the approximately 15,200 metres drilled between April 2009 and February 2010.

Las Molinas SW – A New Discovery

The Ocampo surface drilling program has made a new discovery of ore-grade mineralization in the Las Molinas SW target, just north of the mill installations. The mineralization is hosted in a complex network of veins and will require additional drilling to determine their geometry. The best intercepts on this target area to date were in drill hole OG-904 which had one intercept of 3.0 metres grading 4.25 grams per tonne gold and 153 grams per tonne silver, or 7.04 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1. Further down the same hole there was an intercept of 0.5 metres grading 9.24 grams per tonne gold and 426 grams per tonne silver, or 16.99 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1.

Santa Juliana Vein Drilling

The Company also recently completed five core holes on the Santa Juliana vein. Historical information provides some indication that this was one of the richest veins in the district. The best intercept was drill hole OG-926 which had an intercept of 1.5 metres grading 4.89 grams per tonne gold and 608 grams per tonne silver, or 15.94 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1. Other holes completed in this area were also highly anomalous. Based on these initial positive results the Company plans to complete further drilling here later in the season.

Select Ocampo Drill Results

Select Drill Results – Ocampo (April 2010) (1)(2)(3)
Hole	From(m)	To (m)	Length(m)	Gold	Silver	Au eq.(55:1) (4)	Target
OU-773	138.4	139.2	0.8	2.94	471	11.50	Belen
OU-750	155.9	158.0	2.2	3.54	404	10.89	Belen
OU-765	92.5	94.4	2.0	6.68	727	19.89	San Amado
OU-768	77.0	85.0	8.0	2.06	127	4.37	San Amado
OG-904	31.5	34.5	3.0	4.25	153	7.04	Las Molinas SW
OG-904	87.5	88.0	0.5	9.24	426	16.99	Las Molinas SW
OG-926	117.0	118.5	1.5	4.89	608	15.94	Sta. Juliana
OG-928	107.3	109.5	2.3	1.77	190	5.22	Sta. Juliana

(1)	See Table 1&2 for additional 2010 drill results
(2)

The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

(3)

The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

(4)	Metallurgical recoveries and net smelter returns are assumed to be 100%

EL CUBO EXPLORATION UPDATE

In late 2009, the Company launched a strategic exploration program at the El Cubo mine after more than a decade of relative inactivity. The program initially identified 16 new exploration drill targets that total over 15 kilometres of cumulative lineal strike length. Subsequent work has prioritized these targets for a 44,000 metre drilling program. The Company completed 11,649 metres of drilling on these targets in 2009 and an additional 13,098 metres of drilling in 2010 for a total of 24,747 metres of drilling. Total drilling to date has included 6,872 metres of underground drilling and 17,875 metres of surface drilling. The Company presently has five surface core rigs working and two underground core rigs at El Cubo.

2009-2010 Planned El Cubo Drilling Program
Area	Drilled Metres	Planned Metres
Underground Drilling	6,872	15,000
Surface Drilling	17,875	44,000
Total Metres	24,747	59,000

Drilling at El Cubo has discovered gold-silver mineralization on the South Villalpando target area, 800 metres south of any past mining or drilling and continues to identify encouraging vein widths and grades at the Puertocito Target. (Table 2)

Villalpando Sur Drilling

The drilling program at El Cubo continues to demonstrate the potential of this asset. In April, another new target zone with ore-grade values at the Villalpando Sur target was identified for follow up work. The Villalpando Sur is one of the largest exploration targets in El Cubo with some three (3) lineal kilometers of untested strike length.

Recent results from two in holes in this target include:

  Hole C-531 with 2.0 metres grading 0.91 grams per tonne gold and 94 grams per tonne silver, or 2.61 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 178.5 metres
  Hole C-537 with 1.5 metres grading 2.84 grams per tonne gold and 197 grams per tonne silver, or 6.43 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 33.0 metres
Puertecito Target

In mid-2009, geologic mapping and compilation efforts by the Company’s geologists determined that there is a major fault structure in the north part of the Villalpando vein system that was previously not considered a major target. This fault, called the Puertocito Fault, may actually be the northward continuation of the Villalpando Vein (the major vein in the district), not the Barragana vein as was previously thought. Previous drilling in this area was primarily angled to the southwest to test the northeast-dipping Barragana trend – but sub-parallel to the Puertocito Fault. New drill testing by Gammon in 2010 has now cut the Puertocito Fault at near right-angles to its dip, and has shown that just 70 metres in the subsurface, the structure contains classic banded epithermal veining and hydrothermal breccia textures with local patches of sulfides – and the first drill hole in the target returned impressive widths and grades. The Company presently has two drill rigs working on this target. In April, drilling continued drilling on the Puertecito target in the northern part of the district that has identified an additional ore-grade intercept:

  Hole C-530 with 13.9 metres grading 0.71 grams per tonne gold and 12 grams per tonne silver, or 0.94 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 244.0 metres including 1.3 metres grading 2.81 grams per tonne gold and 37 grams per tonne silver, or 3.47 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 256.6 metres

Select El Cubo Drill Results

Select Drill Results – El Cubo (April 2010) (1) (2)
Hole	From(m)	To (m)	Length(m)	Gold	Silver	Au eq.(55:1) (3)	Target
C-530	244.0	257.9	13.9	0.71	12	0.94	Puertecito
Including	256.6	257.9	1.3	2.81	37	3.47	Puertecito
C-531	178.5	180.5	2.0	0.91	94	2.61	Villalpando Sur
C-535	120.4	120.9	0.5	2.50	93	4.19	Puertecito
C-537	33.0	34.5	1.5	2.84	197	6.43	Villalpando Sur

(1)	See Table 3 for additional 2010 drill results
(2)

The El Cubo exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for El Cubo were performed by SGS Laboratories, based in Mississauga, Ontario, or in the El Cubo mine lab, using standard fire assay procedures (and with ICP finish for samples completed at SGS). True widths have not been calculated.

(3)	Metallurgical recoveries and net smelter returns are assumed to be 100%

GUADALUPE Y CALVO EXPLORATION UPDATE

The Company has also recently signed a contract to begin drilling at its Guadalupe y Calvo project in southern Chihuahua in an effort to extend the known mineralization at depth and along strike from the existing mineralization. Metallurgical testing has been initiated to support completion of a scoping study in Q3, 2010.

MEZQUITE PROJECT EXPLORATION UPDATE

In addition to the positive results at the Company’s existing projects, Gammon has developed a new grass roots exploration program for the recently acquired Mezquite Project in the Penasquito region. The geology of this target consists of breccia pipes and skarns with anomalous gold-lead-zinc on surface next to a covered valley that lies astride a major geomorphic lineament. The Company has just completed a ground magnetic survey over the project and is planning to begin a ground IP geophysical program in May. These two data sets will be used to select drill holes to test this exploration target.

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Note: The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Note: The El Cubo exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for El Cubo were performed by SGS Laboratories, based in Mississauga, Ontario, or in the El Cubo mine lab, using standard fire assay procedures (and with ICP finish for samples completed at SGS). True widths have not been calculated.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###

TABLE 1: Ocampo Underground Drill Results 2010

Hole	From	To	Length	Gold	Silver	Gold Eq.	Vein
	(m)	(m)	(m)	(g/t)	(g/t)	(55:1)**
OU-727*	21.5	22.1	0.6	2.60	3	2.66	Sta Eduviges
OU-727*	86.1	86.6	0.5	2.22	4	2.29	Sta Eduviges
OU-727*	89.9	90.4	0.5	2.25	39	2.95	Sta Eduviges
OU-727*	111.0	111.5	0.5	4.26	108	6.22	Sta Eduviges
OU-657	130.4	132.0	1.6	9.67	375	16.48	Belen
OU-661	102.5	105.0	2.5	2.01	175	5.20	Belen
OU-717	164.3	167.9	3.6	19.51	138	22.03	Belen
OU-719	138.5	149.3	10.8	6.50	803	21.11	Belen
OU-729*	132.6	134.4	1.8	1.06	206	4.81	Belen
OU-729*	136.0	138.4	2.3	0.08	145	2.72	Belen
OU-729*	140.2	141.1	0.9	0.06	121	2.26	Belen
OU-735*	149.5	151.0	1.5	1.27	99	3.07	Belen
OU-737A	180.2	181.8	1.6	1.17	115	3.26	Jesus Maria
OU-737A*	190.2	190.8	0.6	3.47	45	4.29	Jesus Maria
OU-744	135.2	136.2	1.0	1.04	114	3.11	Belen
OU-744	138.0	140.0	2.0	1.73	159	4.62	Belen
OU-744	142.2	142.8	0.7	3.24	303	8.75	Belen
OU-746*	63.5	67.0	3.5	1.39	99	3.19	Belen
OU-746*	125.3	125.9	0.6	2.41	158	5.28	Belen
OU-747	147.9	151.3	3.5	4.61	335	10.71	Belen
OU-748*	171.7	173.9	2.2	0.43	142	3.01	Belen
OU-750*	53.4	57.0	3.6	2.39	243	6.80	Belen
OU-750*	155.9	158.0	2.2	3.54	404	10.89	Belen
OU-751*	49.0	50.0	1.0	3.61	26	4.08	Belen
OU-755	101.0	102.2	1.3	2.86	51	3.79	Esperanza
OU-764*	80.2	87.0	6.8	2.84	148	5.54	San Amado
OU-765*	92.5	94.4	2.0	6.68	727	19.89	San Amado
OU-766*	73.0	74.0	1.0	1.26	68	2.50	San Amado
OU-766*	80.4	80.9	0.5	2.18	130	4.54	San Amado
OU-767*	78.6	79.4	0.8	5.06	144	7.68	San Amado
OU-767*	100.5	101.3	0.8	1.10	82	2.59	San Amado
OU-768*	77.0	85.0	8.0	2.06	127	4.37	San Amado
OU-773*	138.4	139.2	0.8	2.94	471	11.50	Belen
OU-773*	145.9	146.6	0.8	4.67	57	5.70	Belen
OU-775*	129.5	133.7	4.3	1.41	90	3.05	Belen
OU-776*	45.0	45.9	0.9	1.12	94	2.82	Belen
OU-776*	183.4	186.6	3.2	1.75	156	4.59	Belen

* Indicates drill results not been previously released
** Metallurgical recoveries and net smelter returns are assumed to be 100%

Note: The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

TABLE 2: Ocampo Surface Drill Results 2010

Hole	From	To	Length	Gold	Silver	Gold Eq.	Vein
	(m)	(m)	(m)	(g/t)	(g/t)	(55:1)**
OG-865	126.6	130.1	3.5	0.36	22	0.76	San Amado
OG-865	141.8	144.8	3.1	0.16	59	1.24	San Amado
OG-865	148.8	151.9	3.1	0.43	27	0.92	San Amado
OG-865	178.2	180.2	2.0	0.21	24	0.64	San Amado
OG-866	67.0	68.7	1.7	0.86	9	1.02	La Leona
OG-866	106.7	107.4	0.7	1.02	41	1.77	La Leona
OG-866	149.7	150.3	0.6	1.06	1	1.08	La Leona
OG-866	173.5	174.5	1.0	0.46	52	1.40	La Leona
OG-867	29.0	32.0	3.0	0.70	1	0.72	La Rosita
OG-867	43.0	45.0	2.0	0.41	1	0.43	La Rosita
OG-867	47.0	48.0	1.0	0.31	2	0.34	La Rosita
*OG-868	0.0	0.0	0.0	0.00	0	0.00	Altagracia_Magdalena
OG-869	81.4	83.5	2.1	1.40	9	1.57	La Leona
OG-869	116.8	118.8	2.0	1.11	9	1.27	La Leona
OG-869	124.3	125.4	1.1	1.49	24	1.93	La Leona
OG-869	131.0	131.5	0.5	0.53	16	0.82	La Leona
OG-870	93.9	95.1	1.1	0.26	3	0.31	Los Monos
OG-871	122.2	124.0	1.8	0.10	7	0.23	Altagracia_Magdalena
OG-871	288.0	289.5	1.5	1.68	122	3.89	Altagracia_Magdalena
OG-871	300.9	302.0	1.1	0.20	16	0.49	Altagracia_Magdalena
OG-872	103.8	105.8	2.0	0.92	5	1.01	La Leona
OG-873	81.7	82.7	1.0	0.46	1	0.48	Los Monos
OG-874	63.6	64.1	0.5	0.36	8	0.50	La Leona
OG-874	95.3	95.8	0.5	7.12	154	9.92	La Leona
*OG-875	0.0	0.0	0.0	0.00	0	0.00	Altagracia_Magdalena
OG-876	113.0	116.3	3.3	4.53	9	4.70	Los Monos
*OG-877	0.0	0.0	0.0	0.00	0	0.00	La Leona
OG-878	121.0	121.5	0.5	0.27	13	0.51	La Leona
OG-879	99.9	100.4	0.6	0.29	2	0.32	Los Monos
OG-879	104.0	107.8	3.8	0.38	1	0.40	Los Monos
OG-880	37.0	38.5	1.5	0.63	2	0.66	Altagracia_Magdalena
OG-881	116.1	116.8	0.7	2.62	4	2.69	Los Monos
OG-882	83.6	86.6	3.0	0.18	12	0.39	Altagracia_Magdalena
OG-882	224.0	228.3	4.3	0.47	57	1.50	Altagracia_Magdalena
OG-883	47.8	56.2	8.4	0.91	5	1.00	Picacho SE
OG-883	81.5	84.7	3.2	5.34	132	7.74	Picacho SE
OG-883	95.5	96.9	1.4	0.94	2	0.97	Picacho SE
OG-883	99.0	102.2	3.2	0.36	57	1.41	Picacho SE

Hole	From	To	Length	Gold	Silver	Gold Eq.	Vein
	(m)	(m)	(m)	(g/t)	(g/t)	(55:1)**
OG-883	103.3	104.3	1.0	2.27	87	3.85	Picacho SE
OG-883	109.3	109.8	0.5	0.31	2	0.34	Picacho SE
OG-883	112.9	115.9	3.0	0.41	5	0.51	Picacho SE
OG-884	55.1	55.6	0.5	5.78	24	6.22	Los Monos
OG-884	99.7	101.6	1.9	1.95	116	4.06	Los Monos
OG-886	133.5	139.3	5.8	9.01	309	14.63	Picacho SE
*OG-887	203.8	204.6	0.8	2.28	4	2.35	Altagracia_Magdalena
OG-888	68.0	70.0	2.0	0.98	61	2.08	San Amado
OG-888	99.0	100.6	1.6	0.90	1	0.92	San Amado
*OG-889	0.0	0.0	0.0	0.00	0	0.00	Altagracia_Magdalena
OG-890	12.8	16.3	3.5	0.23	19	0.58	Picacho SE
OG-890	21.2	28.2	7.0	0.90	87	2.49	Picacho SE
OG-890	29.3	32.9	3.7	13.04	11	13.25	Picacho SE
OG-890	50.8	58.1	7.4	0.81	37	1.49	Picacho SE
OG-890	66.2	70.9	4.8	0.68	23	1.10	Picacho SE
OG-891	0.0	18.9	18.9	1.51	51	2.45	Las Molinas
OG-891	30.8	33.5	2.7	0.44	20	0.80	Las Molinas
*OG-892	0.0	0.0	0.0	0.00	0	0.00	Altagracia_Magdalena
OG-893	26.5	31.0	4.5	0.25	18	0.58	Las Molinas
OG-893	45.3	72.4	27.1	1.36	44	2.16	Las Molinas
*OG-894	0.0	0.0	0.0	0.00	0	0.00	El Rayo
*OG-894	0.0	0.0	0.0	0.00	0	0.00	El Rayo
*OG-895	9.2	10.6	1.5	39.00	264	43.80	Picacho SE
*OG-895	44.7	53.5	8.8	0.60	15	0.87	Picacho SE
*OG-895	67.3	71.2	4.0	3.46	5	3.54	Picacho SE
*OG-895	95.7	100.8	5.0	0.81	46	1.65	Picacho SE
*OG-895	109.0	113.9	5.0	0.32	11	0.52	Picacho SE
*OG-897	0.0	0.0	0.0	0.00	0	0.00	El Rayo
OG-898	221.8	222.8	0.9	0.48	39	1.19	El Rayo
*OG-900	23.6	61.8	38.3	0.54	34	1.16	Picacho
*OG-900	66.8	84.6	17.8	0.31	18	0.63	Picacho
OG-901	64.5	65.7	1.2	1.07	4	1.13	Las Molinas SW
*OG-902	10.7	40.7	30.0	0.53	39	1.25	Picacho
*OG-904	31.5	34.5	3.0	4.25	153	7.04	Las Molinas SW
*OG-904	35.5	36.8	1.3	1.10	1	1.12	Las Molinas SW
*OG-904	87.5	88.0	0.5	9.24	426	16.99	Las Molinas SW
*OG-908	29.7	33.4	3.7	0.55	5	0.64	Las Molinas SW
*OG-908	53.0	54.0	1.0	2.85	52	3.80	Las Molinas SW
*OG-908	139.2	141.4	2.3	0.55	1	0.58	Las Molinas SW
*OG-909	51.8	54.0	2.2	2.87	179	6.13	Altagracia_El Risco
*OG-910	36.0	43.8	7.8	1.95	43	2.74	Las Molinas SW
*OG-910	163.5	179.0	15.5	0.30	7	0.43	Las Molinas SW

Hole	From	To	Length	Gold	Silver	Gold Eq.	Vein
	(m)	(m)	(m)	(g/t)	(g/t)	(55:1)**
*OG-911	58.7	67.5	8.8	0.97	143	3.57	Altagracia_El Risco
*OG-914	4.1	6.9	2.8	11.43	882	27.46	PdG
*OG-926	117.0	118.5	1.5	4.89	608	15.94	Sta. Juliana
*OG-928	107.3	109.5	2.3	1.77	190	5.22	Sta. Juliana
*OG-931	174.0	175.1	1.1	0.98	162	3.92	Sta. Juliana
*OG-934	174.0	176.4	2.3	0.87	139	3.41	Sta. Juliana
*OG-938	38.0	39.0	1.0	1.03	172	4.15	Sta. Juliana

* Indicates drill results not been previously released
**Metallurgical recoveries and net smelter returns are assumed to be 100%

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Table 3: El Cubo Drill Results 2010

Hole	From	To	Length	Gold	Silver	Gold Eq.	Vein
	(m)	(m)	(m)	(g/t)	(g/t)	(55:1)**
C-506	62.3	85.8	23.5	0.17	7	0.30	Dolores SE
C-509	103.1	108.8	5.7	0.92	31	1.48	Dolores SE
C-510	115.7	131.5	15.8	1.05	48	1.92	Dolores SE
C-511	152.3	165.3	13.0	0.49	16	0.77	Dolores SE
C-519	56.3	56.9	1.3	2.20	128	4.53	Capulin
C-520	207.3	210.9	3.6	0.20	53	1.16	Villalpando Capulin
C-523	87.4	88.0	0.7	7.92	244	12.36	Puertecito
C-523	94.8	99.7	4.9	12.49	188	15.91	Puertecito
C-524	40.3	41.2	0.9	2.10	139	4.63	Puertecito
C-524	137.2	137.7	0.5	17.00	35	17.64	Puertecito
C-524	152.3	152.8	0.6	1.30	134	3.74	Puertecito
C-525	98.2	101.5	3.3	10.64	181	13.93	Puertecito
C-527	179.2	180.0	0.8	2.96	5	3.05	Puertecito
* C-529	149.5	150.5	1.0	0.31	5	0.40	Puertecito
* C-530	244.0	257.9	13.9	0.71	12	0.94	Puertecito
Including	256.6	257.9	1.3	2.81	37	3.47	Puertecito
* C-531	178.5	180.5	2.0	0.91	94	2.61	Villalpando Sur
* C-535	120.4	120.9	0.5	2.50	93	4.19	Puertecito
* C-537	33.0	34.5	1.5	2.84	197	6.43	Villalpando Sur
CM-29	51.4	75.0	23.6	1.34	44	2.15	Fenix
CM-30	41.8	74.4	32.6	0.47	30	1.02	Fenix
CM-30	81.4	108.5	27.1	0.70	28	1.21	Fenix
CM-31	29.0	37.8	8.8	0.35	35	0.99	Fenix
CM-31	56.0	67.5	11.5	0.17	10	0.35	Fenix
CM-31	76.7	82.9	6.2	4.42	26	4.90	Fenix
CM-31	117.8	135.5	17.7	0.38	18	0.70	Fenix
CM-32	22.7	23.4	0.7	6.23	185	9.59	Fenix
CM-33	51.6	60.4	8.8	1.34	35	1.97	Fenix
CM-33	81.8	89.7	7.9	1.66	39	2.36	Fenix
CM-34	148.4	155.5	7.1	0.43	9	0.60	Fenix
CM-36	75.3	91.2	15.9	0.65	56	1.68	Fenix
CM-37	142.6	154.4	11.8	0.47	9	0.64	Fenix
CM-38	112.5	115.7	3.2	0.61	16	0.91	Fenix
CM-38	118.9	128.0	9.1	0.77	18	1.10	Fenix
CM-39	200.0	229.4	29.4	1.13	12	1.35	Fenix

* Indicates drill results not been previously released
**Metallurgical recoveries and net smelter returns are assumed to be 100%

Note: The El Cubo exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for El Cubo were performed by SGS Laboratories, based in Mississauga, Ontario, or in the El Cubo mine lab, using standard fire assay procedures (and with ICP finish for samples completed at SGS). True widths have not been calculated.

Table 4: Venus Sampling Results 2010

	Width	Gold	Silver	Gold Eq.
Sample	(m)	(g/t)	(g/t)	(55:1)*	Structure
V-1	2.1	0.18	5	0.27	Roncesvalle (Lower level)
V-2	1.5	0.09	8	0.22	Roncesvalle (Lower level)
V-3	2.0	0.04	2	0.08	Roncesvalle (Lower level)
V-4	3.0	0.12	6	0.24	Roncesvalle (Lower level)
V-5	3.0	0.08	2	0.12	Roncesvalle (Lower level)
V-6	3.0	0.18	10	0.37	Roncesvalle (Lower level)
V-7	3.0	0.16	11	0.35	Roncesvalle (Lower level)
V-8	3.0	0.07	4	0.14	Roncesvalle (Lower level)
V-9	1.0	0.25	5	0.34	Roncesvalle (Lower level)
V-10	3.0	1.08	9	1.23	Roncesvalle (Lower level)
V-11	2.4	0.51	4	0.58	Roncesvalle (Lower level)
V-12	2.6	1.46	9	1.62	Roncesvalle (Lower level)
V-13	1.8	0.89	4	0.96	Roncesvalle (Lower level)
V-14	1.8	2.84	8	2.99	Roncesvalle (Lower level)
V-15	1.5	4.01	41	4.76	Roncesvalle (Lower level)
V-16	1.1	0.03	2	0.07	Roncesvalle (Lower level)
V-17	0.8	0.38	4	0.45	Roncesvalle (Lower level)
V-18	0.8	2.64	6	2.75	Roncesvalle (Lower level)
V-19	1.5	1.34	7	1.47	Roncesvalle (Lower level)
V-20	1.3	1.28	12	1.49	Roncesvalle (Lower level)
V-21	1.0	0.17	8	0.32	Roncesvalle (Lower level)
V-22	3.2	0.01	1	0.03	Roncesvalle (Lower level)
V-23	1.5	0.14	8	0.28	Roncesvalle (Lower level)
V-24	1.4	0.67	2	0.70	Roncesvalle (Lower level)
V-25	0.9	0.20	3	0.26	Roncesvalle (Lower level)
V-26	1.5	0.06	3	0.11	Roncesvalle (Lower level)
V-27	3.0	0.52	13	0.75	Roncesvalle (Lower level)
V-28	3.0	0.16	8	0.31	Roncesvalle (Lower level)
V-29	2.9	0.21	15	0.47	Roncesvalle (Lower level)
V-30	2.0	0.04	2	0.08	Roncesvalle (Lower level)
V-31	2.0	0.31	11	0.51	Roncesvalle (Lower level)
V-32	1.3	0.07	3	0.12	Roncesvalle (Lower level)
V-33	2.0	0.37	6	0.48	Roncesvalle (Lower level)
V-34	2.3	0.53	12	0.76	Roncesvalle (Surface)
V-35	3.4	0.16	3	0.21	Roncesvalle (Surface)
V-36	1.9	0.13	3	0.19	Roncesvalle (Surface)
V-37	2.0	0.08	6	0.19	Roncesvalle (Surface)
V-38	1.5	0.12	2	0.16	Roncesvalle (Surface)
V-39	2.6	0.26	1	0.28	Roncesvalle (Surface)
V-40	2.8	0.26	6	0.37	Roncesvalle (Surface)

	Width	Gold	Silver	Gold Eq.
Sample	(m)	(g/t)	(g/t)	(55:1)	Structure
V-41	3.0	0.38	1	0.40	Roncesvalle (Surface)
V-46	3.0	5.37	34	5.99	Roncesvalle (Surface)
V-48	4.8	1.54	10	1.71	Roncesvalle (Surface)
V-49	2.9	2.19	29	2.72	Roncesvalle (Surface)
V-50	2.8	2.00	192	5.49	Roncesvalle (Surface)
V-51	3.6	0.52	7	0.64	Roncesvalle (Surface)
V-52	1.3	0.27	7	0.39	Roncesvalle (Surface)
V-53	1.8	3.36	18	3.69	Roncesvalle (Surface)
V-54	1.6	0.16	8	0.30	Roncesvalle (Surface)
V-59	0.6	2.52	14	2.78	Balleza (Surface)
V-60	1.1	4.85	35	5.48	Balleza (Surface)
V-61	0.6	1.46	64	2.63	Balleza (Surface)
V-63	1.4	1.98	31	2.54	Balleza (Surface)
V-64	2.3	1.67	11	1.86	Balleza (Surface)
V-70	2.0	0.01	1	0.02	Balleza (Surface)
V-71	2.0	0.01	1	0.02	Balleza (Surface)
V-62	n/a	11.00	370	17.73	Balleza (Dumps)
V-65	n/a	0.03	1	0.05	Balleza (Dumps)
V-65A	n/a	9.93	318	15.71	Balleza (Dumps)
V-66	3.0	0.06	2	0.09	La Boleta (Ext. W)
V-67	3.0	0.06	0	0.07	La Boleta (Ext. W)
V-68	2.0	0.07	2	0.10	La Boleta (Ext. W)
V-69	3.0	0.04	1	0.05	La Boleta (Ext. W)
V-72	3.0	0.02	0	0.02	La Boleta (Ext. W)
V-73	1.1	0.05	1	0.07	La Boleta (Ext. W)
V-77	0.7	0.02	1	0.03	La Boleta (Ext. SE)
V-78	2.8	0.36	1	0.38	La Boleta (Ext. SE)
V-80	2.0	0.16	1	0.18	La Boleta (Ext. SE)
V-81	1.7	0.95	2	0.98	La Boleta (Ext. SE)
V-82	0.9	12.70	28	13.21	La Boleta (Ext. SE)
V-85	1.8	1.74	58	2.79	La Boleta (Ext. SE)
V-86	1.1	3.57	7	3.69	La Boleta (Ext. SE)
V-87	2.0	0.14	12	0.35	La Boleta (Ext. SE)
V-79	n/a	8.98	100	10.80	La Boleta (Dumps)
V-83	n/a	7.76	94	9.47	La Boleta (Dumps)
V-84	n/a	4.26	34	4.87	La Boleta (Dumps)

* Metallurgical recoveries and net smelter returns are assumed to be 100%

Diagram 1: Ocampo Site Map

Diagram 2: El Cubo Site Map